

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 5, 2008

Via Facsimile (216) 621-6536 and U.S. Mail

Christopher J. Hubbert, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. 9th Street, 20th Floor
Cleveland, OH 44114

Re: LNB Bancorp, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed January 31, 2008 by AMG Investments, LLC
        File Number 000-13203

Dear Mr. Hubbert:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

<u>Cover page</u>

1.   Please revise the cover page of your proxy statement and the form of consent to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

<u>Why we need your help?, page 4</u>

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.

Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the various statistics and citations disclosed in the last paragraph of page 4 and throughout proposal One.

Proposal Two, page 13

3.   Disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company. Please also apply this comment to proposal Three.

Proposal Four, page 16

4.   Please disclose whether the participants in this solicitation have any plans or proposals in connection with their proposed review of the company's operation and strategic plans.

5.   Please clarify under "Vote Required" whether the vote required to remove directors, whether proposal Three is approved or not, relates to each individual director.

Proposal Five, page 18

6.   Please tell us, with a view toward revised disclosure, whether under state law the reduction in size of the board can be effected through the removal of more directors than those nominated for the resulting vacancies. Please address this comment, as applicable, in this proposal and in proposal Two.

7.   On a related note, we note your disclosure relating to the order in which your nominees will be elected to the board in the event less than all of the directors subject to removal pursuant to proposal Four. Please clarify in your disclosure whether your nominees would be elected if less than all but more than three directors were removed. Will your nominees not be elected if proposal Two is approved but only three current directors are removed? Given your apparent desire to have a six-member board, will your nominees not be elected if proposal Two is approved but only seven (or fewer) current directors are removed?

8.   We note that your nominees have agreed that if elected they will serve only a one-year term and be subject to annual reelection, if proposal One is approved. Please tell us supplementally whether state law specifically allows your nominees to limit their terms unilaterally. Also, disclose whether your nominees will resign at the end of the one-year term to effect this agreement.

9.   You indicate that all of your nominees have agreed to serve if elected. Please also disclose whether your nominees have consented to be named in the proxy materials. See Rule 14a-4(d)

Future Shareholder Proposals, page 23

10.   We note you address future shareholder proposals for the 2009 annual meeting. Please revise to address the 2008 annual meeting.

Certain Information Concerning the Participants, page 23

11.   Please refer to the penultimate paragraph of this section. Please tell us, with a view toward revised disclosure, why you need to qualify your disclosure as follows: (i) participants or its affiliates "may have obtained" loans from the LNB, (ii) Mr. Calabrese "assumes" the loans were on the same terms as offered to other customers, and (iii) none of the participants "to the best knowledge of AMG" engaged in a transaction, etc.

Annex B

12.   We note you refer security holders to information that you are required to provide (in this and other sections of your proxy statement) and will be contained in the company's proxy statement for the special meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions